Exhibit 2.01

     Conflict Minerals Report of CAE Inc. in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of CAE Inc. (“CAE”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 3467716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with the rules, CAE undertook due diligence to determine the conflict minerals status of the necessary conflict minerals gold and tin used in components for manufacturing CAE’s products. In conducting its due diligence, CAE applied guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.

CAE has determined in good faith from its due diligence efforts that for calendar year 2013 conflict minerals used in components for manufacturing CAE’s products are “DRC conflict free” (terms as defined in the 1934 Act).

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

CAE’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company in the simulator manufacturing business, CAE does not engage in the actual mining of conflict minerals. CAE does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

CAE’s due diligence measures included:

  Determining which conflict minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by CAE worldwide.

  Adopting a Conflict Mineral Policy and revised the CAE Procurement Terms and Conditions to flow down Conflict Minerals requirements to suppliers.

  Conducting a “Reasonable Country of Origin Inquiries” (RCOI) for “in scope” suppliers to ensure traceability throughout our supply chain to establish the origin of Conflict Minerals using the EICC/GeSI Conflict Minerals Reporting Template.

  Discontinuing business with any supplier determined as “uncommitted” to compliance.

As a result of the due diligence measures described above, CAE has no reason to believe that its necessary Conflict Minerals (tin & gold) may have originated in the Democratic Republic of the Congo or An Adjoining Country.